OMV Aktiengesellschaft

OMV Investor News

OMV Supervisory Board Reconfirms All Members of the Executive Board and Extends Their Terms of Office by 5 Years

March 24, 2005

- **Ruttenstorfer to serve as CEO of OMV until 2010**
- **Continuity of the management team for the Group's ongoing growth strategy**
- **Previous areas of responsibility of OMV Executive Board members remain unchanged**

At its meeting today, the Supervisory Board of OMV unanimously reconfirmed the Ruttenstorfer, Roiss, Davies and Langanger management team, effective from April 1, 2005, thereby extending the terms of office of the four Executive Board members until March 31, 2010.

Rainer Wieltsch, Chairman of the Supervisory Board, commented: "It was a simple decision to express our confidence again in this successful Executive Board. The Supervisory Board considered it to be important to ensure the continuity of OMV's management, especially in view of the accomplished expansion of the company."

The team, led by Chief Executive Officer Wolfgang Ruttenstorfer, took office in January 2002 with the goal of doubling both the size and value of the company by 2008. This target will already be achieved, or in some respects even exceeded in 2005, explained Wieltsch. It is therefore the right time to extend the mandate of the Executive Board to ensure the Group's further success and stability.

Wolfgang Ruttenstorfer, who began his term of office on the Executive Board in 1992 as Chief Financial Officer, and served as Deputy CEO beginning in 2000, became CEO on January 1, 2002, with responsibility for the Gas and Chemicals business segments.

Gerhard Roiss, an Executive Board member since 1997 (Plastics and Chemicals), also assumed responsibility for the Exploration and Production business segment at the beginning of 2000. Since January 2002, Roiss has been Deputy CEO, with responsibility for Refining and Marketing including petrochemicals.

David C. Davies joined the OMV management team as Chief Financial Officer on April 1, 2002.

From 1989 to 2001, Helmut Langanger was head of the domestic and international activities of OMV's Exploration and Production business segment. He became a member of the Executive Board at the beginning of 2002, with responsibility for Exploration and Produktion.

OMV

Background information:

OMV Aktiengesellschaft
With Group sales of EUR 9.88 billion and a workforce of 57,480 employees in 2004, as well as market capitalization of approx. EUR 7.5 billion, OMV Aktiengesellschaft is Austria's largest listed industrial company. As the leading oil and gas group in Central Europe, OMV is active in Refining and Marketing (R&M) in 13 countries and has set the goal to increase its market share to 20% by 2008. In Exploration and Production (E&P) OMV is active in 18 countries on five continents. In the Gas business segment OMV has storage facilities and a 2,000 km long pipeline system, transporting 41 billion m^3 of natural gas annually to countries such as Germany and Italy. OMV owns integrated chemical and petrochemical plants, and has a 25% stake in Borealis A/S, one of the world's leading producers of polyolefin. Other important holdings are: 51% of Petrom SA, 50% of EconGas GmbH, 45% of the BAYERNOIL refining network and 10% of the Hungarian company MOL.

With the acquisition of a majority stake in Petrom, Romania's biggest oil and gas company in 2004, OMV has become the largest oil and gas group in Central Europe, with oil and gas reserves of over 1.4 billion boe, daily production of around 345,000 boe and an annual refining capacity of 26.4 million metric tons. OMV now has over 2,385 filling stations in 13 countries. The market share of the Group in the R&M business segment in the Danube Region is now approximately 18%. Petrom has a workforce of 51,005 and has been consolidated in the 2004 balance sheet and in 2005 it should already contribute positive to OMV's financial results.

For further information, please contact:

OMV

Ana-Barbara Kunčič, Investor Relations	Tel. +43 (1) 40 440-21600; e-Mail: investor.relations@omv.com
Bettina Gneisz, Press	Tel. +43 (1) 40 440-21660; e-Mail: bettina.gneisz@omv.com
Thomas Huemer, Press	Tel. +43 (1) 40 440-21660; e-Mail: thomas.huemer@omv.com

Internet Homepage: www.omv.com

Cubitt Consulting

Noga Villalón, London , IR	Tel. +44 (20) 7367-5102; e-Mail: noga.villalon@cubitt.com
Simon Barker, London, Press	Tel. +44 (20) 7367-5119; e-Mail: simon.barker@cubitt.com
Mark Kollar, New York	Tel. + 1 (212) 279 3115-201; e-Mail: mark@cjpcom.com

Next result announcement **January–March and Q1 2005** on May 25, 2005